

Mail Stop 3030

March 23, 2016

<u>Via E-mail</u>
Olivier A. Filliol
Chief Executive Officer
Mettler-Toledo International Inc.
1900 Polaris Parkway
Columbus, OH 43240

> **Re:** **Mettler-Toledo International Inc.**
> **Form 10-K for Fiscal Year Ended December 31, 2015**
> **Filed February 4, 2016**
> **File No. 001-13595**

Dear Mr. Filliol:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

<u>General</u>

1. In your letter to us dated April 11, 2013, you discussed contacts with Sudan and Syria. Your letter stated that you determined to cease doing business with Syria and that you had provided a transition period to permit winding up of existing contracts and fulfillment of ongoing warranty commitments with Syria. The 2014 Sustainability Report posted on your website states that you have largely ceased business in Sudan. As you are aware, Sudan and Syria are designated by the State Department as state sponsors of terrorism and are subject to U.S. economic sanctions and export controls. Your Form 10-K does not provide disclosure about those countries. Please describe to us the nature and extent of your past, current, and anticipated contacts with Sudan and Syria since your 2013 letter, whether through subsidiaries, affiliates, distributors, resellers or other direct or indirect arrangements. You should describe any products, services, technology or components you have provided to Sudan and Syria, directly or indirectly, and any

agreements, commercial arrangements, or other contacts with the governments of those countries or entities they control.

2.   Please discuss the materiality of any contacts with Sudan and Syria you describe in response to the comment above, and whether those contacts constitute a material investment risk for your security holders. You should address materiality in quantitative terms, including the approximate dollar amounts of any associated revenues, assets, and liabilities for the last three fiscal years and the subsequent interim period. Also, address materiality in terms of qualitative factors that a reasonable investor would deem important in making an investment decision, including the potential impact of corporate activities upon a company's reputation and share value. As you know, various state and municipal governments, universities, and other investors have proposed or adopted divestment or similar initiatives regarding investment in companies that do business with U.S.-designated state sponsors of terrorism. You should address the potential impact of the investor sentiment evidenced by such actions directed toward companies that have operations associated with Sudan and Syria.

3.   Please tell us whether any contacts with Sudan and Syria you discuss in response to the comments above involve dual use products or components.

Results of Operations, page 31

4.   We note that you attribute revenue changes to price and volume changes. In future filings please discuss the extent of the change that was attributable to changes in price and the extent of the change that was attributable to changes is volume. Also, where you discuss offsetting factors that affected results, please describe the extent of the offset.

Item 10, page 47

5.   Please tell us when you will file a Form 8-K to report under Item 5.02 the director retirement mentioned in your February 22, 2016 press release. Also provide us your analysis of how the filing date of that Form 8-K affects your eligibility to use Form S-3. For guidance, see the Division of Corporation Finance's Exchange Act Form 8-K Compliance and Disclosure Interpretations 117.01 and 117.15 available on the Commission's website.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

Olivier A. Filliol
Mettler-Toledo International Inc.
March 23, 2016
Page 3

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Laurie Abbott at (202) 551-8071 or me at (202) 551-3617 with any questions.

Sincerely,

/s/ Russell Mancuso

Russell Mancuso
Branch Chief
Office of Electronics and Machinery

cc: Tim Peterson
    Milbank, Tweed, Hadley & McCloy LLP